06050625

SECU SSION
Washington, D.C. 20549

RECD S.E.C.
MAR 1 2006
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2004 (MM/DD/YY) AND ENDING 11/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valores Finamex International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Wall Street - 29th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________Mark Manzo______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____, as

of ____________November 30______________________, 2005______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ENEROLIZA PAULINO
Notary Public - State of New York
No. 01PA6110132
Qualified in Bronx County
My Commission Expires May 25, 20_08

Enerolizo Paulino
Notary Public

Signature

_______________FINOP_______________
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ ~~(c) Statement of Income (Loss).~~
- ☒ ~~(d) Statement of Changes in Financial Condition.~~
- ☒ ~~(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ ~~(g) Computation of Net Capital.~~
- ☒ ~~(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
- ☒ ~~(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.~~
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALORES FINAMEX INTERNATIONAL, INC.
(a wholly owned subsidiary of Valores Finamex Corp.)

Statement of Financial Condition
November 30, 2005

ASSETS	
Cash and cash equivalents	$ 10,100
Receivable from brokers and dealers	158,000
Securities owned:	
Corporate equity, at fair value	15,000
United States government debt, at market value	911,100
Other assets	7,300
Due from related parties	89,000
Total assets	$ 1,190,500
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 38,600
Due to broker	25,300
Total liabilities	63,900
Stockholder's equity:	
Capital stock ($1.00 par value; 100 shares authorized, issued and outstanding)	100
Additional paid-in capital	762,400
Retained earnings	364,100
Total stockholder's equity	1,126,600
Total liabilities and stockholder's equity	$ 1,190,500

See notes to financial statements